Room 4561

July 28, 2006

Guido DiGregorio
Chief Executive Officer
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065

> **Re:** **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**

Dear Mr. DiGregorio:

We have reviewed your response letter dated June 30, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K/A for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Operation, page F-3

1. We note your response to our prior comment no.1 and it is not evident from your explanation why product and service revenues are not presented separately in your Consolidated Statement of Operations. Tell us how you considered the requirements of Rule 5-03 (b) 1 and 2 of Regulation S-X to separately disclose product (e.g. software, etc.) and service (e.g. post-contract customer support, consulting etc.) revenues and their respective costs separately. In this regard, we note that you sell software products and related services to your customers.

Note 6. Convertible Notes, page F-19

2.   We note your response to our prior comment no. 3 where you indicate that the Company has accounted for the Registration Rights Agreement and the financial instruments under View C of EITF 05-4. We further note the Company has concluded that it is highly unlikely and not probable that the Company will incur liquidated damages pursuant to SFAS 5. In future filings please disclose the Company's accounting policy for warrants and embedded derivatives pursuant to SFAS 133 and EITF 00-19 and application of View C of EITF 05-4 and SFAS 5 for the Registration Rights Agreement and related liquidated damages, respectively.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief